SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                            (Name of Subject Company)

                  Capital Realty Investors III Ltd Partnership

                         A Maryland limited partnership

                              at $100 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

================================================================================

         Transaction Valuation*                          Amount of Filing Fee
                $600,000                                        $120.00
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*        For purposes of calculating the filing fee only. This calculation assumes the purchase of 6,000 Units at a purchase price of $120 per Unit in the Partnership.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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         Amount Previously Paid:    $120            Filing       Equity Resource
                                                    Party:       Lexington Fund

         Form of Registration No.:  Schedule TO/T   Date Filed:  May 17, 2002
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

                                 AMENDMENT NO. 1

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 17, 2002 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 6,000 units (the "Units") of limited partnership interests in Capital Realty Investors III Ltd Partnership, a Maryland limited partnership (the "Partnership"), at $100 for each Unit, net to the seller in cash, without interest, less the $100 transfer fee charged by the general partner of the Partnership (per transaction, not per unit) and less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after May 17, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

COVER PAGE AND ITEM 4

     Cover Page and Item 4 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

                  Cover Page

         The cover page of the offer to purchase has been amended to include the following:

         "The Purchaser recently conducted an offer to purchase units in the Partnership at the same price that it is currently offering to purchase units. That offer was conducted on May 11, 2001. The Purchaser is involved in the business of acquiring units in limited partnerships and may conduct future offers for units in the Partnership at prices that may or may not be equal to the current offer price. [See "THE OFFER-Section 8-Future Plans"]"

                  Item 4--Terms of the Transaction

         The Offer

         The second paragraph of "The Offer-The Introduction-Purpose of the Offer" is amended in its entirety to read as following:

         "The Offer is not conditioned upon the valid tender of any minimum number of the Units. If more than 6,000 Units are tendered and not withdrawn, the Purchaser will accept up to 6,000 of the tendered Units on a pro rata basis, subject to the terms and conditions described in this Offer to Purchase. See "THE OFFER-Section 15--Certain Conditions of the Offer. The Purchaser expressly reserves the right, in its sole discretion and for any reason, to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to do so."

         The Offer-Risk Factors is amended to include the following:

         "The Purchaser has not engaged a depository to hold tendered units until payment.
         As a result of the Purchaser's decision to not engage a depository to hold units until payment, there is a risk "

         Section 7 Purpose and Effects of the Offer is amended it its entirety to read as follows:

         "The Purchaser established the Offer Price based on its own review of the Partnership, taking into account primarily the prices paid by the Purchaser in its most recent purchases of Units. Based on its belief that there have been no material changes in the Partnership since the date of its last offer, the Purchaser determined to offer to purchase Units at the same price it offered in its May 11, 2001 offer. The Purchaser was unable to determine a net asset value (NAV) or liquidation value for the Partnership because of the Partnership's two-tiered structure. The Partnership currently holds limited partnership interests in fifteen limited partnerships (the "Local Partnerships"). The majority of the Local Partnerships own low-income housing projects that are subject to government regulations limiting the amount of money that the Local Partnerships can distribute to the Partnership. Government regulations also limit the properties' rent levels and may limit the Local Partnerships' ability to refinance or sell these properties. As a result of the Partnership's two-tiered structure, government regulated income restrictions and the potential inability to sell or refinance a portion of the Partnership's assets, the Purchaser's offer price may be viewed as speculative in nature. The Purchaser reviewed the Partnership's Annual Report on Form 10-K for the year ended December 31, 2001 ("2001 10 K) and its quarterly report on Form 10-Q for the period ended March 31, 2002."

         The first paragraph of Section 8 Future Plans is amended in its entirety to read as follows:

         "Future Plans of the Purchaser. The Purchaser is acquiring the Units pursuant to the Offer for investment purposes. The Purchaser and its affiliates may acquire additional Units through private purchases, one or more future tender offers, or by any other means deemed advisable. The Purchaser does not currently have any plan or purpose (either formal of informal) of acquiring limited partnership units in a series of successive and periodic offers in order to acquire units over time at the lowest possible price at which unit holders are willing to sell. The Purchaser is, however, involved in the business of acquiring units in limited partnerships and may conduct future offers for units in the Partnership. Though the Purchaser does not currently have a time frame or plan in place for future offers, it believes the best time to conduct offers are generally at the end of the year and shortly after tax season. This belief is based on the fact that one of the primary factors in a limited partners decision concerning the offer is the elimination of ongoing tax consequences and filing requirements. If the Purchaser does conduct future offers, it will determine pricing for those offers based on its valuation of the Partnership at the time of offer."

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
May 24, 2002                 Equity Resource Lexington Fund Limited Partnership,
                             a Massachusetts limited partnership

                             By: /s/  Eggert Dagbjartsson
                                 ----------------------------------------------
                                        Eggert Dagbjartsson
                                        General Partner

                              Equity Resources Group, Inc.
                               a Massachusetts Corporation

                              By: /s/ Eggert Dagbjartsson
                                  ----------------------------------------------
                                        Eggert Dagbjartsson
                                        Executive Vice President

                              Eggert Dagbjartsson

                              By: /s/  Eggert Dagbjartsson
                                  ----------------------------------------------
                                         Eggert Dagbjartsson

                                  EXHIBIT INDEX

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Exhibit No.                        Description
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(a)(1) -            Offer to Purchase, dated May 17, 2002*
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(a)(2) -            Transmittal letter, dated May 17, 2002*
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(a)(3) -            Agreement of Sale and Assignment*
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(a)(4)              Summary Advertisement*
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(b) -               Not applicable.
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(c) -               Not applicable.
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(d) -               Not applicable.
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(e) -               Not applicable.
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(f) -               Not applicable.
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(g)                 Not applicable
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(h)                 Not applicable.
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* Previously filed